Exhibit 99.2

CROSS REFERENCE SHEET

Location in 2018/19
Information Relating to Provincial Debt	Public Accounts

CONTINGENT LIABILITIES
Litigation	p. 74 (28)(b)
Tax Appeals	p. 74 (28)(b)
Guarantees and Indemnities	p. 74 (28)(b)
Environmental Clean-up	p. 75 (28)(b)
Aboriginal Land Claims	p. 75 (28)(b)
Crown Corporations, Agencies, and SUCH	p. 77 (28)(b)
CONTRACTUAL OBLIGATIONS	p. 77 (28)(c)